Chemung Financial Corporation

Subsidiary: Chemung Canal Trust Company

February 9, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chemung Financial Corporation
Registration Statement on Form S-4, as amended
File No. 333-171504

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Chemung Financial Corporation (the "Registrant") hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-171504), as amended, to February 11, 2011 at 5:00 PM Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Clifford S. Weber of Hinman, Howard & Kattell, LLP, counsel to the Registrant, at (914) 694-4102 with any questions you may have concerning this request. In addition, please contact Mr. Weber when this request for acceleration has been granted.

Very truly yours,

Ronald M. Bentley
President & Chief Executive Officer
Chemung Financial Corporation

RB/km
Copies to:
Clifford S. Weber, Esq.